Exhibit (d)(n)(A)(7)

AMENDMENT NO. 7 TO THE

PORTFOLIO MANAGEMENT AGREEMENT

This AMENDMENT TO THE PORTFOLIO MANAGEMENT AGREEMENT (the “Amendment”), dated and effective as of the first business day of the month in which the Department of Labor’s “Fiduciary Rule” becomes applicable for Section 1 of the Amendment, dated March 22, 2017 and effective on May 1, 2017 for Section 2 of the Amendment, and dated and effective as of March 22, 2017 for the remaining sections of the Amendment, is by and among Pacific Life Funds Advisors LLC, a Delaware limited liability company (the “Investment Adviser”), J.P. MORGAN INVESTMENT MANAGEMENT INC., a Delaware corporation (the “Portfolio Manager”) and Pacific Select Fund, a Delaware statutory trust (the “Trust”).

W I T N E S S E T H:

WHEREAS, the Investment Adviser and the Trust have entered into an Investment Advisory Agreement dated as of January 1, 2005, as amended from time to time, pursuant to which the Investment Adviser has agreed to provide investment management services to the Trust, and pursuant to which the Investment Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Investment Adviser, the Portfolio Manager and the Trust are parties to a Portfolio Management Agreement dated May 1, 2008, as amended from time to time (the “Agreement”), pursuant to which the Portfolio Manager furnishes investment advisory services to certain series of the Trust (the “Portfolios”), as listed on Exhibit A of the Agreement; and

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Agreement and it is not required to be approved by the shareholders of the Portfolios;

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	The following provision is added to Section 6 of the Agreement titled “Compensation”:

The Portfolio Manager agrees to waive a portion of the subadvisory fee payable to it with respect to the Portfolio(s) in an amount equal to the amount of the subadvisory fee attributable to the value of the shares of the Portfolio(s) that are beneficially owned by retirement plans and IRAs (“Plans”) as part of variable annuity contracts that were sold to the Plans by an affiliate of the Portfolio Manager (“Plan Owned Portfolio Shares”). The waiver will be calculated by the Investment Adviser, based on the net asset value of the estimated Plan Owned Portfolio Shares as of the previous calendar month-end as calculated by the

Investment Adviser, provided that, prior to the effective date of this Amendment, the Portfolio Manager approves in writing the calculation methodology to be used by the Investment Adviser to calculate the waiver amount. If there are subsequent changes to the calculation methodology, the Portfolio Manager shall, upon the request of the Investment Adviser, also approve these changes in writing prior to the Investment Adviser’s implementation of the changes to the calculation methodology. The Investment Adviser will send a statement of its calculation of the waiver to the Portfolio Manager at the time of its payment of the subadvisory fee to the Portfolio Manager. The Portfolio Manager represents and warrants that the Investment Adviser, its affiliates and the Portfolio(s) will bear no liability for any error in the calculation of the waiver, including for any direct, special or consequential damages incurred by the Portfolio Manager or the Portfolio Manager Indemnified Persons (as that term is defined in Section 15(b) of the Agreement titled “Indemnification”) as a result, provided that the Investment Adviser had a reasonable process in place (agreed to by the Portfolio Manager) to calculate the waiver and followed that process and the agreed upon calculation methodology and any error that occurred in following the process and the agreed upon calculation methodology was not reckless or in bad faith. To that end, the Portfolio Manager will indemnify and hold harmless the PL Indemnified Persons (as that term is defined in Section 15(a) of the Agreement) and the Portfolio(s) against any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses) to which the PL Indemnified Persons, including the Investment Adviser, may become subject resulting from the Investment Adviser’s calculation of the waiver amount (or a PL Indemnified Person’s calculation of the waiver amount on behalf of the Investment Adviser), provided that the PL Indemnified Person followed the agreed upon process established to calculate the waiver amount and the agreed upon calculation methodology.

2.	The International Value Portfolio is deleted from Exhibit A to the Agreement.

3.	The last sentence of Section 23 of the Agreement titled “Delegation of Duties” is hereby deleted and replaced with the following:

The Portfolio Manager represents and warrants that it shall be liable to the Trust for the compliance with this Agreement and applicable law and regulation by any affiliate or third party it employs to perform the Portfolio Manager’s duties under the Agreement to the same extent as if the Portfolio Manager had acted itself or failed to act instead of the affiliate or third party.

4.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

5.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Agreement shall remain unchanged and shall continue to be in full force and effect.

6.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment to the Agreement as of the date first above written.

PACIFIC LIFE FUND ADVISORS, LLC

By: /s/ Howard T. Hirakawa
Name: Howard T. Hirakawa
Title: SVP, Fund Advisor Operations

By: /s/ Laurene E. MacElwee
Name: Laurene E. MacElwee
Title: VP & Assistant Secretary

PACIFIC SELECT FUND

By: /s/ Howard T. Hirakawa
Name: Howard T. Hirakawa
Title: Senior Vice President

By: /s/ Laurene E. MacElwee
Name: Laurene E. MacElwee
Title: VP & Assistant Secretary

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By: /s/ Jeffery A. Reedy
Name: Jeffery A. Reedy
Title: Vice President